SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	June	2011
Commission File Number	000-29898

Research In Motion Limited
(Translation of registrant’s name into English)

295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F                           Form 40-F             X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No             X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	RESEARCH IN MOTION REPORTS FIRST QUARTER FISCAL 2012 RESULTS AND REVISES FULL YEAR GUIDANCE

DOCUMENT 1

June 16, 2011
FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS FIRST QUARTER FISCAL 2012 RESULTS AND REVISES FULL YEAR GUIDANCE

ANNOUNCES PLANS TO STREAMLINE OPERATIONS AND ACCELERATE NEW PRODUCT INTRODUCTIONS

BOARD OF DIRECTORS APPROVES SHARE REPURCHASE PROGRAM

Waterloo, ON – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported first quarter results for the three months ended May 28, 2011 (all figures in U.S. dollars and U.S. GAAP).

Highlights:
•	Revenue in the first quarter of fiscal 2012 grew 16% over the same quarter last year
•	International revenue1 in Q1 grew 67% year over year
•	Gross margin in the quarter was approximately 44%, slightly higher than expected due to product mix
•	RIM launched the BlackBerry PlayBook tablet in North America and shipped approximately 500,000 units in the first quarter

Q1 Fiscal 2012 Results:
Revenue for the first quarter of fiscal 2012 was $4.9 billion, down 12% from $5.6 billion in the previous quarter and up 16% from $4.2 billion in the same quarter of last year. The revenue breakdown for the quarter was approximately 78% for hardware revenue, 20% for service and 2% for software and other revenue.   During the quarter, RIM shipped approximately 13.2 million BlackBerry handheld devices and approximately 500,000 BlackBerry Playbook tablets.

“Fiscal 2012 has gotten off to a challenging start.  The slowdown we saw in the first quarter is continuing into Q2, and delays in new product introductions into the very late part of  August is leading to a lower than expected outlook in the second quarter." said Jim Balsillie, Co-CEO at Research In Motion. "RIM’s business is profitable and remains solid overall with growing market share in numerous markets around the world and a strong balance sheet with almost $3 billion in cash.  We believe that with the new products scheduled for launch in the next few months and realigning our cost structure, RIM will see strong profit growth in the latter part of fiscal 2012."

Net income for the quarter was $695 million, or $1.33 per share diluted, compared with net income of $934 million, or $1.78 per share diluted, in the prior quarter and net income of $769 million, or $1.38 per share diluted, in the same quarter last year.

The total of cash, cash equivalents, short-term and long-term investments was $2.9 billion as of May 28, 2011, compared to $2.7 billion at the end of the previous quarter, an increase of approximately $170 million from the prior quarter. Cash flow from operations in Q1 was approximately $1 billion.  Uses of

1 Includes revenue outside of the U.S. and Canada

cash included intangible asset additions of approximately $560 million, capital expenditures of approximately $220 million and business acquisitions of approximately $30 million.

Cost Optimization Program:
The company also announced that it will begin a program to streamline operations across the organization, which will include a headcount reduction.  This realignment will be focused on taking out redundancies and a reallocation of resources to allow us to focus on the areas that offer the highest growth opportunities and align with RIM strategic objectives, such as accelerating new product introductions.  We expect to implement this program beginning in the second quarter with the benefits impacting results primarily in Q3 and beyond.  Any one-time charges associated with this initiative are not included in our Q2 and full year outlook but will be identified and disclosed when we report our second quarter results.

Share Repurchase Program:
RIM's Board of Directors today also approved a share repurchase program to purchase for cancellation through the facilities of the NASDAQ Stock Market (NASDAQ) or by way of private agreement up to 5% of RIM's outstanding common shares. The share repurchase program may commence after July 10, 2011 and will remain in place for up to 12 months or until the purchases are completed or the program is terminated by RIM.

The price that RIM will pay for any shares purchased over NASDAQ will be the prevailing market price at the time of purchase. The share repurchase program will be effected in accordance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934, which contains restrictions on the number of shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of RIM's shares on NASDAQ.  Any purchases made by way of private agreement may be at a discount to the prevailing market price at the time of purchase, and would be subject to regulatory approval.

RIM's Board of Directors believes that a share repurchase program at this time is in the best interests of RIM and its shareholders, and will not impact RIM's ability to execute its growth plans. Any shares purchased under the program will increase the proportionate interest of, and may be advantageous to, all remaining shareholders of RIM.

The actual number of shares purchased, the timing of purchases, and the price at which the shares would be bought under the share repurchase program will depend on future market conditions and upon potential alternative uses for cash resources.  There is no assurance that any shares will be purchased under the share repurchase program and RIM may elect to suspend or discontinue the program at any time.

Q2 and Full Year 2012 Outlook:
Revenue for the second quarter of fiscal 2012 ending August 27, 2011 is expected to be in the range of $4.2-$4.8 billion.  Gross margin percentage for the second quarter is expected to be approximately 39%.   Earnings per share for the second quarter are expected to be $0.75-$1.05 diluted, excluding any one-time charges.  Earnings per share for the full year fiscal 2012 are now expected to be between $5.25-$6.00 diluted, excluding any one-time charges or share repurchases.

Conference Call and Webcast:
A conference call and live webcast will be held beginning at 5 pm ET, June 16, 2011, which can be accessed by dialing 1-800-814-4859 (North America), 416-644-3414 (outside North America). The replay of the company’s Q1 conference call can be accessed after 7 pm ET, June 16, 2011 until midnight ET, June 30, 2011.  It can be accessed by dialing 416-640-1917 and entering passcode 4445546#. The conference call will also appear on the RIM website live at 5 pm ET and will be archived at http://www.rim.com/investors/events/index.shtml.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact: Marisa Conway Brodeur (PR Agency for RIM) (212) 336-7509 mconway@brodeur.com	Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.com

###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including: statements relating to RIM's revenue, gross margin and earnings expectations for the second quarter of fiscal 2012 as well as its earnings expectations for fiscal 2012; its plans to streamline operations and accelerate new product introductions; its plans and expectations relating to its cost optimization program; its current expectations for earnings growth in the later part of fiscal 2012; new product introductions and timing; anticipated growth opportunities relating to new products and technology; and RIM’s intentions with respect to the share repurchase program and RIM’s expectation that its strong balance sheet and expected cash flow generation will enable it to effect the share repurchase program without adversely affecting its growth plans.  The terms and phrases “plans”, “continuing”, “expect” “outlook”, “believe”, “will”, “intend”, and similar terms and phrases are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances including but not limited to general economic conditions, product pricing levels and competitive intensity, supply constraints, new product introductions, RIM’s expectations regarding its business, strategy and prospects, RIM’s beliefs regarding the value of its shares and the investment community’s perception thereof, RIM’s expectations regarding its continued commitment to the share repurchase program, market conditions, RIM’s confidence in the cash flow generation of its business over the next several quarters and regulatory requirements.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation:  risks relating to RIM's intellectual property rights; RIM's ability to enhance current products and develop new products and services; risks related to delays in new product launches; RIM’s ability to implement and realize the anticipated benefits of its cost optimization program; risks related to intense competition; RIM's reliance on carrier partners, third-party manufacturers, third-party network developers and suppliers, including potential risks to RIM’s supply chain for functional components caused by the recent earthquake in Japan; risks relating to network disruptions and other business interruptions; RIM’s reliance on key personnel; risks related to third party manufacturers and RIM’s ability to manage its production processes; risks related to RIM’s international operations; security risks and risks related to encryption technology; potential defects in RIM’s products; RIM’s ability to manage inventory and other asset risk; RIM’s ability to maintain and enhance its brand; RIM’s ability to successfully compete in the tablet market; RIM’s ability to manage growth; difficulties in forecasting RIM’s quarterly financial results, particularly over longer periods given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry; fluctuations in the market price for RIM’s shares; RIM’s ability to comply with regulatory requirements relating to the share repurchase program; and future alternative uses for RIM’s cash.  These risk factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  In addition, it is important to note that the share repurchase program does not require RIM to purchase a minimum number of shares, and it may be modified, suspended or terminated at any time without prior notice.  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except for share and per share amounts) (unaudited)

Consolidated Statements of Operations

	For the three months ended
	May 28, 2011	February 26, 2011	May 29, 2010

Revenue	$4,908	$5,556	$4,235
Cost of sales	2,752	3,103	2,312
Gross margin	2,156	2,453	1,923

Gross margin %	43.9%	44.2%	45.4%

Operating expenses
Research and development	423	383	288
Selling, marketing and administration	704	705	483
Amortization	132	125	94
	1,259	1,213	865

Income from operations	897	1,240	1,058

Investment income, net	7	3	10

Income before income taxes	904	1,243	1,068

Provision for income taxes	209	309	299

Net income	$695	$934	$769

Earnings per share
Basic	$1.33	$1.79	$1.39
Diluted	$1.33	$1.78	$1.38

Weighted average number of shares outstanding (000’s)

Basic	523,983	522,764	554,672
Diluted	524,524	524,334	558,189

Total common shares outstanding (000's)	524,112	523,869	552,468

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions) (unaudited)

Consolidated Balance Sheets

	As at
	May 28, 2011	February 26, 2011

Assets
Current
Cash and cash equivalents	$1,986	$1,791
Short-term investments	403	330
Accounts receivable, net	3,772	3,955
Other receivables	463	324
Inventories	943	618
Other current assets	307	241
Deferred income tax asset	226	229
	8,100	7,488

Long-term investments	478	577
Property, plant and equipment, net	2,576	2,504
Intangible assets, net	2,164	1,798
Goodwill	524	508
	$13,842	$12,875

Liabilities
Current
Accounts payable	$1,141	$832
Accrued liabilities	2,721	2,511
Income taxes payable	-	179
Deferred revenue	105	108
	3,967	3,630

Deferred income tax liability	256	276
Income taxes payable	31	31
	4,254	3,937

Shareholders’ Equity
Capital stock and additional paid-in capital	2,382	2,359
Treasury stock	(180)	(160)
Retained earnings	7,444	6,749
Accumulated other comprehensive loss	(58)	(10)
	9,588	8,938
	$13,842	$12,875

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions) (unaudited)

Consolidated Statements of Cash Flows

	For three months ended
	May 28, 2011	May 29, 2010

Cash flows from operating activities
Net income	$695	$769

Adjustments to reconcile net income to net cash provided by
operating activities:
Amortization	355	186
Deferred income taxes	1	(40)
Stock-based compensation	23	16
Other	23	29
Net changes in working capital items	(77)	163
Net cash provided by operating activities	1,020	1,123

Cash flows from investing activities
Acquisition of long-term investments	(67)	(295)
Proceeds on sale or maturity of long-term investments	43	149
Acquisition of property, plant and equipment	(222)	(226)
Acquisition of intangible assets	(560)	(42)
Business acquisitions, net of cash acquired	(27)	(14)
Acquisition of short-term investments	(111)	(108)
Proceeds on sale or maturity of short-term investments	162	150
Net cash used in investing activities	(782)	(386)

Cash flows from financing activities
Issuance of common shares	7	8
Tax benefits (deficiencies) related to stock-based	(1)	-
compensation
Purchase of treasury stock	(26)	(7)
Common shares repurchased	-	(410)
Net cash used in financing activities	(20)	(409)
Effect of foreign exchange loss on cash and cash
equivalents	(23)	(29)

Net increase in cash and cash equivalents for the period	195	299

Cash and cash equivalents, beginning of period	1,791	1,551
Cash and cash equivalents, end of period	$1,986	$1,850

As at	May 28, 2011	February 26, 2011

Cash and cash equivalents	$1,986	$1,791
Short-term investments	403	330
Long-term investments	478	577
	$2,867	$2,698

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)

Date:	June 16, 2011	By:	/s/ Edel Ebbs
Name: Edel Ebbs Title: Vice President, Investor Relations